SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Boise, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09746Y105
(CUSIP Number)

Steven J. Pully

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 19 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09746Y105	SCHEDULE 13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,509,970 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,509,970 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,509,970 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09746Y105	SCHEDULE 13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,011 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,011 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 278,011 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09746Y105	SCHEDULE 13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Black Diamond Thematic Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 732,686 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 732,686 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 732,686 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09746Y105	SCHEDULE 13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,261 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,261 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 78,261 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09746Y105	SCHEDULE 13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,725,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,725,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,725,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 09746Y105	SCHEDULE 13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,725,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,725,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,725,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09746Y105	SCHEDULE 13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,725,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,725,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,725,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09746Y105	SCHEDULE 13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,725,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,725,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,725,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09746Y105	SCHEDULE 13D	Page 10 of 19 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Common Stock") of Boise, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 1111 West Jefferson Street, Suite 200, Boise, Idaho 83702.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore"); (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore"); (iii) Black Diamond Thematic Offshore Ltd., a Cayman Islands exempted company ("Thematic"); (iv) Black Diamond Arbitrage Offshore Ltd., a Cayman Islands exempted company ("Arbitrage" and together with Double Offshore, Offshore and Thematic, the "Funds"); (v) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"); (vi) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital ("Asgard II"); (vii) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II ("Asgard I"); and (viii) Clint D. Carlson, a citizen of the United States of America ("Mr. Carlson" and together with the Funds, Carlson Capital, Asgard II and Asgard I, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts (the "Accounts"). The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

CUSIP No. 09746Y105	SCHEDULE 13D	Page 11 of 19 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $70,091,940 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the Common Stock reported herein for investment in the ordinary course of business because they believed that such shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

On September 16, 2013, the Issuer and Packaging Corporation of America ("PCA") entered into a definitive agreement, pursuant to which an affiliate of PCA will commence a tender offer to acquire all of the outstanding Common Stock of the Issuer at a price of $12.55 per share (the "Offer").

On September 23, 2013, the Reporting Persons sent a letter (the "Letter") to the board of directors of the Issuer (the "Board") expressing their belief that the value of the Issuer is between $14.00 and $17.00 per share and, therefore, the current valuation of $12.55 per share that stockholders of the Issuer would realize pursuant to the Offer does not reflect the fair underlying value of the Issuer. The Letter stated the Reporting Persons' belief that a business separation of the Issuer's Paper and Packaging segments would better enable the Issuer to participate in industry consolidation in a way that will benefit stockholders and is superior to the Offer. The Letter also expressed the Reporting Persons' view that, in addition to failing to capture the value that could be unlocked by a business separation, the Offer also does not reflect the improving operational outlooks for both the Issuer's Packaging and Paper segments. For these reasons, among others, the Reporting Persons do not currently intend to tender their shares of Common Stock pursuant to the Offer at the $12.55 per share proposed offer price.

The Letter also reiterated the Reporting Persons' belief that the Issuer's assets have been misunderstood and undervalued by the market, and attached as exhibits to the Letter two letters sent to the president and chief executive officer of the Issuer, dated July 19, 2013 and September 6, 2013, respectively, expressing such view. Such letters also included suggestions by the Reporting Persons for increasing the value of the Issuer, including separating the Issuer's Paper and Packaging segments. The foregoing summary is qualified by reference to the full text of the Letter, attached as Exhibit 1 hereto and incorporated herein by reference.

In addition, the Reporting Persons and their representatives have, from time to time, engaged in discussions and correspondence with management and the Board regarding, among other things, the Issuer’s business, management and strategic alternatives and direction.  The Reporting Persons intend to continue to discuss such matters with the Issuer's management and the Board as well as other stockholders of the Issuer and third parties and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 09746Y105	SCHEDULE 13D	Page 12 of 19 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, determining whether to tender their shares of Common Stock in the Offer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against any proposals of the Board of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 6,725,000 shares of Common Stock. Based upon a total of 100,882,326 shares of Common Stock outstanding as of July 24, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2013, the Reporting Persons' shares represent approximately 6.7% of the outstanding shares of Common Stock.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 5,509,970 shares of Common Stock reported herein as owned by Double Offshore, (ii) the 278,011 shares of Common Stock reported herein as owned by Offshore, (iii) the 732,686 shares of Common Stock reported herein as owned by Thematic, (iv) the 78,261 shares of Common Stock reported herein as owned by Arbitrage, and (v) an additional 126,072 shares of Common Stock held in the Accounts.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

CUSIP No. 09746Y105	SCHEDULE 13D	Page 13 of 19 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Letter to the Board, dated September 23, 2013.
2	Joint Filing Agreement, dated September 23, 2013.

CUSIP No. 09746Y105	SCHEDULE 13D	Page 14 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 23, 2013

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND THEMATIC OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 09746Y105	SCHEDULE 13D	Page 15 of 19 Pages

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.
By: Asgard Investment Corp. II, its general partner

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II
/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.
/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

By: /s/ Clint D. Carlson____________________
Name: Clint D. Carlson

CUSIP No. 09746Y105	SCHEDULE 13D	Page 16 of 19 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I or Asgard II owns any Common Stock.

Asgard I

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 09746Y105	SCHEDULE 13D	Page 17 of 19 Pages

Appendix B

 TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING PERSONS IN THE PAST SIXTY DAYS

 The following tables set forth all transactions in the shares of Common Stock effected by any of the Reporting Persons in the past sixty days, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/30/2013	32,112	$ 9.03
8/1/2013	91,916	$ 9.20
8/1/2013	44,303	$ 9.23
8/1/2013	4,922	$ 9.24
8/2/2013	7,533	$ 9.18
8/2/2013	9,191	$ 9.20
8/2/2013	22,979	$ 9.17
8/6/2013	68,937	$ 9.19
8/6/2013	22,979	$ 9.20
8/7/2013	19,302	$ 9.08
8/9/2013	92	$ 9.10
8/12/2013	22,979	$ 9.10
8/12/2013	460	$ 9.09
8/15/2013	8,583	$ 8.96
8/15/2013	16,030	$ 8.95
8/15/2013	24,613	$ 8.95
9/11/2013	(15,760)	$ 9.68
9/11/2013	(30,178)	$ 9.63
9/12/2013	(24,373)	$ 9.70
9/13/2013	(12,186)	$ 9.87
9/13/2013	(12,186)	$ 9.98
9/13/2013	(24,373)	$ 9.80
9/13/2013	(9,348)	$ 10.00
9/13/2013	(36,589)	$ 9.98
9/16/2013	188	$ 12.57
9/16/2013	275,613	$ 12.54
9/16/2013	91,872	$ 12.50
9/16/2013	918,714	$ 12.57
9/16/2013	459,357	$ 12.58
9/16/2013	91,872	$ 12.60
9/17/2013	149,866	$ 12.56
9/17/2013	229,678	$ 12.55
9/17/2013	91,871	$ 12.55
9/17/2013	139,907	$ 12.56
9/17/2013	156,080	$ 12.58
9/17/2013	105,376	$ 12.56
9/17/2013	45,936	$ 12.56

CUSIP No. 09746Y105	SCHEDULE 13D	Page 18 of 19 Pages

Black Diamond Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/30/2013	1,463	$ 9.03
8/1/2013	4,179	$ 9.20
8/1/2013	3,586	$ 9.23
8/1/2013	399	$ 9.24
8/2/2013	343	$ 9.18
8/2/2013	418	$ 9.20
8/2/2013	1,044	$ 9.17
8/6/2013	3,135	$ 9.19
8/6/2013	1,044	$ 9.20
8/7/2013	878	$ 9.08
8/9/2013	4	$ 9.10
8/12/2013	1,045	$ 9.10
8/12/2013	21	$ 9.09
8/15/2013	695	$ 8.96
8/15/2013	1,297	$ 8.95
8/15/2013	1,992	$ 8.95
9/11/2013	(717)	$ 9.68
9/11/2013	(1,372)	$ 9.63
9/12/2013	(1,992)	$ 9.70
9/13/2013	(996)	$ 9.87
9/13/2013	(996)	$ 9.98
9/13/2013	(1,992)	$ 9.80
9/13/2013	(425)	$ 10.00
9/13/2013	(1,664)	$ 9.98
9/16/2013	9	$ 12.57
9/16/2013	12,537	$ 12.54
9/16/2013	4,178	$ 12.50
9/16/2013	41,785	$ 12.57
9/16/2013	20,893	$ 12.58
9/16/2013	4,179	$ 12.60
9/17/2013	6,817	$ 12.56
9/17/2013	10,447	$ 12.55
9/17/2013	4,178	$ 12.55
9/17/2013	6,363	$ 12.56
9/17/2013	7,099	$ 12.58
9/17/2013	4,793	$ 12.56
9/17/2013	2,089	$ 12.56

CUSIP No. 09746Y105	SCHEDULE 13D	Page 19 of 19 Pages

Black Diamond Thematic Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
8/1/2013	42,111	$ 9.23
8/1/2013	4,679	$ 9.24
8/15/2013	8,157	$ 8.96
8/15/2013	15,238	$ 8.95
8/15/2013	23,395	$ 8.95
9/12/2013	(23,635)	$ 9.70
9/13/2013	(11,818)	$ 9.87
9/13/2013	(11,818)	$ 9.98
9/13/2013	(23,635)	$ 9.80

Black Diamond Arbitrage Offshore Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/30/2013	536	$ 9.03
8/1/2013	1,483	$ 9.20
8/2/2013	122	$ 9.18
8/2/2013	148	$ 9.20
8/2/2013	371	$ 9.17
8/6/2013	1,112	$ 9.19
8/6/2013	371	$ 9.20
8/7/2013	311	$ 9.08
8/9/2013	1	$ 9.10
8/12/2013	371	$ 9.10
8/12/2013	7	$ 9.09
9/11/2013	(267)	$ 9.68
9/11/2013	(511)	$ 9.63
9/13/2013	(158)	$ 10.00
9/13/2013	(619)	$ 9.98
9/16/2013	3	$ 12.57
9/16/2013	4,445	$ 12.54
9/16/2013	1,481	$ 12.50
9/16/2013	14,813	$ 12.57
9/16/2013	7,406	$ 12.58
9/16/2013	1,481	$ 12.60
9/17/2013	2,417	$ 12.56
9/17/2013	3,703	$ 12.55
9/17/2013	1,481	$ 12.55
9/17/2013	2,255	$ 12.56
9/17/2013	2,517	$ 12.58
9/17/2013	1,700	$ 12.56
9/17/2013	740	$ 12.56